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                            September 13, 2021

       Ralph J. Andretta
       Chief Executive Officer
       Loyalty Ventures Inc.
       c/o Alliance Data Systems Corporation
       7500 Dallas Parkway, Suite 700
       Plano, TX 75024

                                                        Re: Loyalty Ventures
Inc.
                                                            Registration
Statement on Form 10
                                                            Filed September 1,
2021
                                                            File No. 001-40776

       Dear Mr. Andretta:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Information Statement

       Our amended and restated bylaws will designate Delaware as the exclusive forum for certain litigation, page 37

   1. We note your response to comment 5 and reissue in part. We note that this risk factor references a Federal
Forum Provision which is contained in your amended and restated
                                                        articles of
incorporation. We also note, however, that Exhibit 3.1 does not contain a
                                                        Federal Exclusive Forum
Provision for Securities Act claims. Please reconcile your
                                                        disclosure and Exhibit
3.1, as applicable.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ralph J. Andretta
Loyalty Ventures Inc.
September 13, 2021
Page 2



        You may contact James Giugliano at 202-551-3319 or Theresa Brillant at 202-551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Jennifer L pez-Molina at 202-551-
3792 with any other questions.



FirstName LastNameRalph J. Andretta                      Sincerely,
Comapany NameLoyalty Ventures Inc.
                                                         Division of
Corporation Finance
September 13, 2021 Page 2                                Office of Trade &
Services
FirstName LastName